Non-Confidential

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NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Gilead Sciences, Inc.

NAME OF PERSON RELYING ON EXEMPTION: United Church Funds

ADDRESS OF PERSON RELYING ON EXEMPTION:  475 Riverside Dr #1020, New York, NY 10115

NAME OF PERSON RELYING ON EXEMPTION: Mercy Investment Services

ADDRESS OF PERSON RELYING ON EXEMPTION: 2039 N. Geyer Road, St. Louis, MO 63131

NAME OF PERSON RELYING ON EXEMPTION: Vancity Investment Management Ltd.

ADDRESS OF PERSON RELYING ON EXEMPTION: Suite 700 - 815 West Hastings St., Vancouver BC V6C 1B4

NAME OF PERSON RELYING ON EXEMPTION: Legal & General Investment Management

ADDRESS OF PERSON RELYING ON EXEMPTION: One Coleman Street, London EC2R 5AA, United Kingdom

NAME OF PERSON RELYING ON EXEMPTION: Pennsylvania Treasury

ADDRESS OF PERSON RELYING ON EXEMPTION: 129 Finance Building, Harrisburg, PA 17120

NAME OF PERSON RELYING ON EXEMPTION: Friends Fiduciary

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 Market St Ste 1535, Philadelphia, PA 19103

NAME OF PERSON RELYING ON EXEMPTION: Miller Howard Investments

ADDRESS OF PERSON RELYING ON EXEMPTION: 10 Dixon Avenue, Woodstock, NY 12498

NAME OF PERSON RELYING ON EXEMPTION: The Pension Boards, United Church of Christ, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 475 Riverside Dr #1020, New York, NY 10115

NAME OF PERSON RELYING ON EXEMPTION: Rhode Island Office of the General Treasurer

ADDRESS OF PERSON RELYING ON EXEMPTION: 82 Smith St Ste 102, Providence, RI 02903

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of these filers under the terms of the Rule but is made voluntarily.

Gilead Sciences, Inc.

Stockholder Proposal on Independent Chair

This is not a proxy solicitation to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Gilead Sciences’ proxy statement.

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April 16, 2021

We urge you to vote FOR Stockholder Proposal #4 requesting that the board adopt a policy that whenever possible and prospectively, that the chairperson of the board of directors be an independent director at the May 12, 2021 annual meeting of the Gilead Sciences, Inc (“Gilead” or the “Company”) stockholders. The proponents of this resolution are Gilead shareholders and members of the Investors for Opioid and Pharmaceutical Accountability (IOPA).

Last year, 43.4% of shareholders voted in support of a similar proposal for an independent chair. This was up from 28.6% support in 2019. The case for an Independent Chair has only grown stronger over time.

We believe that a structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of the company’s shareholders for the following reasons:

•	Eliminates Structural Conflicts of Interest in Dual Role: The management of a complex global pharmaceutical company is a full-time job. It is unrealistic-and needlessly complicated—to expect one person to perform well as CEO on top of his or her responsibilities for providing rigorous board oversight. An independent board chair eliminates the structural conflicts of interest caused by the CEO essentially being his or her own boss and clarifies where the authority of the CEO ends, and responsibility of the independent board members begins.

•	Significant Governance Concern Resulting from Board Failure to Oversee Material Risks: In light of potentially legal, regulatory, financial and reputational risks, as well as controversies and legal challenges facing the company, we are concerned that the board is not providing the necessary oversight of the company’s culture, strategy and risk management. Examples of such concerns include:

✓	In September 2020, 11 state Treasurers wrote to Gilead requesting that they reprice remdesivir more affordably and this was followed up by a similar letter from 33 State Attorney Generals. Both letters highlighted that despite federal government investment in the development of this drug, Gilead set the price at an “unconscionable” $3,200 per treatment course.[i]

✓	In November 2019, the Department of Justice filed a complaint alleging patent infringement by Gilead in connection with two of Gilead’s drugs, Truvada® and Descovy®, which Gilead markets for use to prevent HIV as part of the PrEP regimen. Subsequently Gilead filed a lawsuit against the federal government in 2020, claiming that the government breached its contract with the company by taking control of the patents without proper notification other the Company.ii

✓	Gilead settled with the federal government for $97 million in 2020 over claims that it illegally used a foundation as a conduit to pay kickbacks to Medicare patients through the use of co-pays related to the company’s hypertension drug, Letairis.iii

This is not a proxy solicitation to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Gilead Sciences’ proxy statement.

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•	As shareholders, we have experienced negative stock performance for the last five years.

	Annualized Trailing Returns % (Mar 31, 2021)
	1 Yr	3 Yr	5 Yr
Gilead Sciences (GILD)iv	-9.87	-1.39	-3.63
Sector: Drug Manufacturers[v]	18.98	11.47	9.76

Vote FOR Proposal #4 requesting the board to adopt a policy that whenever possible and prospectively, that the chair be an independent director.

An independent chair is vital to ensure that challenging questions of strategy, governance, culture, compliance, and risk are being adequately addressed, discussed and independently overseen at the board level.

For further information, please contact Matthew Illian at matthew.illian@ucfunds.org or +1 (332) 219.8769

i https://patreasury.gov/pdf/newsroom/Gilead-Sciences-Letter_Redacted.pdf and https://www.oag.ca.gov/system/files/attachments/press-docs/Remdesivir%20Letter%2020200804.pdf

ii https://www.hivplusmag.com/news/2021/1/11/gilead-suit-over-prep-patents-can-go-forward-judge-rules

iii https://www.justice.gov/opa/pr/gilead-agrees-pay-97-million-resolve-alleged-false-claims-act-liability-paying-kickbacks

iv https://www.morningstar.com/stocks/xnas/gild/trailing-returns, accessed on April 16, 2021

v Sector return data available when viewing GILD returns: https://www.morningstar.com/stocks/xnas/gild/trailing-returns

This is not a proxy solicitation to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Gilead Sciences’ proxy statement.